Exhibit 99


                           FORWARD-LOOKING STATEMENTS

     The Company has projected that net income will grow in 1997 at a double digit rate over 1996 net income and that certain of its loan portfolios will increase over 10% during 1997. The Company has also discussed its planned new investments in branch locations, ATMs, and new technology, in this report. These are forward-looking statements.

     Risks and uncertainties could cause actual future results and investments to differ materially from those contemplated in such forward-looking statements. These risks and uncertainties include, but are not limited to, the following:
(a) loan growth and/or loan margins may be less than expected, due to competitive pressures in the banking industry and/or changes in the interest rate environment; (b) general economic conditions in the Company's market area may be less favorable than expected, resulting in, among other things, a deterioration in credit quality; (c) costs of the Company's planned training initiatives, product development, branch expansion and new technology and operating systems may exceed expectations; (d) volatility in the Company's market area due to recent mergers may have unanticipated consequences, such as customer turnover, and (e) changes in the regulatory environment, securities markets, general business conditions and inflation may be adverse. These risks and uncertainties are all difficult to predict, and most are beyond the control of the Company's management.

     Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this report. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this report.